April 23, 2012

Attn: Stephen G. Krikorian, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

RE: FILE No. 000-11559

Key Tronic Corporation

Form 10-K for Fiscal Year ended July 2, 2011

Dear Mr. Krikorian:

This provides Key Tronic Corporation’s responses to the additional comments received by facsimile on April 9, 2012 from the staff of the Securities and Exchange Commission (“Staff”) regarding the above referenced filing.

We have included in the attachment to this cover letter the Staff’s comment prior to each of the Company’s responses.

We have attempted to provide clear and complete responses and resolutions/approaches to each of your comments.

We welcome any additional questions, comments, or clarification requests. Please feel free to call me at 509-927-5295.

Sincerely,

/S/ RONALD F. KLAWITTER
Ronald F. Klawitter Executive Vice President of Administration, Chief Financial Officer and Treasurer

Form 10-K for the Fiscal Year Ended July 2, 2011

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Capital Resources and Liquidity, page 23

1.	We have read your response to prior comment 4 and note that substantially all of your cash and cash equivalents are held in foreign subsidiaries. While we note your assertion that these funds are not considered a main source of liquidity for funding U.S. operations, we continue to believe that you should consider providing an enhanced liquidity discussion by disclosing the amount of cash held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. As previously noted, this disclosure would illustrate that these cash and cash equivalents are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation.

RESPONSE: In future filings, the Company will disclose the amount of cash held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Research, Development, and Engineering, page 35

2.	In your response to prior comment 2, you state that one of the primary activities included in RD&E is customer-specific projects that are reimbursed by the customer. Please tell us what consideration has been given to the disclosures required by ASC 730-20-50.

RESPONSE: We have considered the disclosure requirements required by ASC 730-20-50. As of July 2, 2011, we did not have any material research and development contracts with any of our customers. In future filings, if we have a significant agreement that constitutes a research and development arrangement, we will disclose the terms of any those contracts as required by ASC 730-20-50 as of the date of each balance sheet presented. Additionally, the majority of the specific project requests from our customers that we engage in, as discussed in your question above and in previous correspondence, are only reimbursed upon successful completion and qualification of such activities by our customer.

Part III

Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed September 19, 2011)

Narrative Disclosure of Summary Compensation Table, page 10

3.	We note your response to prior comment 5; however, it is unclear from your response how you determined that a nearly 20% increase in base salary was warranted. Your discussion of “adjusted” survey information and “aged” data in this regard is not transparent and it is unclear how the compensation consultant’s advisement that “base salary data had moved up in each of [2010 and 2011] by 3 to 4%” supports the level of increased awarded. Please confirm that in the future, to the extent there are material changes in compensation awards or practices that are reflected in the summary compensation table, you will include a narrative description that clearly outlines the factors necessary to an understanding of the information disclosed in the table. Refer to Item 402 (o) of Regulation S-K.

RESPONSE: In future filings, to the extent there are material changes in compensation awards or practices that are reflected in the summary compensation table, we will include a narrative description that clearly outlines the factors necessary to gain an understanding of the information disclosed in the table.

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